Exhibit 99.1
ASML reports €5.4 billion net sales and €1.4 billion net income in Q2 2022
Supply chain constraints drive more fast shipments; expected 2022 sales growth around 10%

VELDHOVEN, the Netherlands, July 20, 2022 – today ASML Holding NV (ASML) has published its 2022 second-quarter results.

•Q2 net sales of €5.4 billion, gross margin of 49.1%, net income of €1.4 billion
•Record quarterly net bookings in Q2 of €8.5 billion2
•ASML expects Q3 2022 net sales between €5.1 billion and €5.4 billion and a gross margin between 49% and 50%
•Expected sales growth for the full year of around 10%
•The value of fast shipments* in 2022 leading to delayed revenue recognition into 2023 is expected to increase from around €1 billion to around €2.8 billion

(*) A fast shipment process skips some of the testing in our factory. Final testing and formal acceptance then takes place at the customer site. This leads to a deferral of revenue recognition for those shipments until formal customer acceptance, but does provide our customers with earlier access to wafer output capacity.

(Figures in millions of euros unless otherwise indicated)	Q1 2022	Q2 2022
Net sales	3,534	5,431
...of which Installed Base Management sales [1]	1,247	1,290

New lithography systems sold (units)	59	83
Used lithography systems sold (units)	3	8

Net bookings [2]	6,977	8,461

Gross profit	1,731	2,665
Gross margin (%)	49.0	49.1

Net income	695	1,411
EPS (basic; in euros)	1.73	3.54

End-quarter cash and cash equivalents and short-term investments	4,723	4,402
(1) Installed Base Management sales equals our net service and field option sales.
(2) Our systems net bookings include all system sales orders for which written authorizations have been accepted.
Numbers have been rounded for readers' convenience. A complete summary of US GAAP Consolidated Statements of Operations is published on www.asml.com

CEO statement and outlook
"Our second-quarter net sales came in at €5.4 billion with a gross margin of 49.1%. Demand from our customers remains very strong, as reflected by record net bookings in the second quarter of €8.5 billion, including €5.4 billion from 0.33 NA and 0.55 NA EUV systems as well as strong DUV bookings.

"Some customers are indicating signs of slowing demand in certain consumer-driven market segments, yet we still see strong demand for our systems, driven by global megatrends in automotive, high-performance computing, and green energy transition. While we are still planning to ship a record number of systems this year, increasing supply chain constraints cause delayed starts. Therefore, we are increasing the planned number of fast shipments throughout the remainder of this year in order to supply our customers with the necessary capacity expansions.

"ASML expects third-quarter net sales between €5.1 billion and €5.4 billion with a gross margin between 49% and 50%. ASML expects R&D costs of around €810 million and SG&A costs of around €235 million. For the full year, we expect a revenue growth of around 10%. This growth is lower than previously guided as a result of an increase in the number of fast shipments expected in the remainder of 2022, the revenue for which will be delayed into 2023 at an amount of around €2.8 billion. With the combination of this delayed revenue recognition, the extra costs related to the planned increase in output capacity and certain inflationary trends, we expect the full year 2022 gross margin to be between 49% and 50%," said ASML President and Chief Executive Officer Peter Wennink.

Products and business highlights

•In our DUV business, we shipped the first NXT KrF system – the TWINSCAN NXT:870 – to a customer. With a 27% increase in throughput capability, we take a major step in responding to the industry’s demand for KrF tools and wafer output. The NXT platform provides opportunities to further increase productivity.

•In our Applications business, we completed the first eScan1100 multi-beam system installation at a customer site and are currently starting customer evaluation.

•In our EUV High-NA business, we received both the first High-NA mechanical projection optics and illuminator as well as the new wafer stage from suppliers. These modules will be used for initial testing and integration, an important step for the EXE:5000 program.

Update share buyback program and introduction of quarterly dividend
In the second quarter we purchased around €1.2 billion worth of shares under the current 2021-2023 share buyback program. Details of this program as well as transactions pursuant thereto are published on ASML's website (www.asml.com/investors).
Following the significant growth of our dividend amounts over the past year, ASML has revised its dividend policy to provide for dividend payments on a quarterly basis, starting with an interim dividend of €1.37 per ordinary share that will be made payable on August 12, 2022. Full details are published on ASML’s website.

Media Relations contacts	Investor Relations contacts
Monique Mols +31 6 5284 4418	Skip Miller +1 480 235 0934
Ryan Young +1 480 205 8659	Marcel Kemp +31 40 268 6494
Karen Lo +886 939788635	Peter Cheang +886 3 659 6771

Quarterly video interview and investor call
With this press release, ASML has published a video interview in which CEO Peter Wennink discusses the 2022 second-quarter results and outlook for 2022. This video and the transcript can be viewed on www.asml.com.

An investor call for both investors and the media will be hosted by CEO Peter Wennink and CFO Roger Dassen on July 20, 2022 at 15:00 Central European Time / 09:00 US Eastern Time. Details can be found on our website.

About ASML
ASML is a leading supplier to the semiconductor industry. The company provides chipmakers with hardware, software and services to mass produce the patterns of integrated circuits (microchips). Together with its partners, ASML drives the advancement of more affordable, more powerful, more energy-efficient microchips. ASML enables groundbreaking technology to solve some of humanity's toughest challenges, such as in healthcare, energy use and conservation, mobility and agriculture. ASML is a multinational company headquartered in Veldhoven, the Netherlands, with offices across Europe, the US and Asia. Every day, ASML’s more than 35,000 employees (FTE) challenge the status quo and push technology to new limits. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. Discover ASML – our products, technology and career opportunities – at www.asml.com.

US GAAP and IFRS Financial Reporting
ASML's primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting principles generally accepted in the United States of America. Quarterly Summary US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets are available on www.asml.com.
The consolidated balance sheets of ASML Holding N.V. as of July 3, 2022, the related consolidated statements of operations and consolidated statements of cash flows for the quarter and six-month period ended July 3, 2022 as presented in this press release are unaudited.
Today, July 20, 2022, ASML also published its Statutory Interim Report for the six-month period ended July 3, 2022. This report is in accordance with the requirements of the EU Transparency Directive as implemented in the Netherlands, and includes Condensed Consolidated Interim Financial Statements prepared in accordance with IAS 34 as adopted by the European Union 'Interim Financial Reporting', an Interim Management Report and a Managing Directors' Statement and is available on www.asml.com.

Regulated information
This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Forward Looking Statements
This document and related discussions contain statements that are forward-looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to expected trends, including trends in end markets and technology industry and business environment trends, supply chain constraints, outlook and expected financial results, including bookings, expected net sales, gross margin, R&D costs, SG&A costs and estimated annualized effective tax rate, full year 2022 expectations including expected revenue growth, gross margin and shipments including expectations of increasing fast shipments and impact on revenue and gross margin, statements made at our 2021 Investor Day including revenue and gross margin opportunity for 2025 and growth opportunities beyond 2025, expected annual revenue growth rate for the period of 2020-2030, and our plan to revisit the expectations presented at the 2021 Investor Day, estimates of revenue to be recognized in periods after shipment, including value of fast shipments in 2022 leading to revenue recognition in 2023, expected shipments, plans and strategies, including plans to increase capacity, customer demand and plans to meet increasing demand, expected impact of inflation, statements with respect to dividends and share buybacks and financial policy including statements with respect to the 2021-2023 share buyback program, including the amount of shares intended to be repurchased under the program, intention to pay dividends quarterly, aim to improve ESG sustainability KPI's and other non-historical statements. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "target", "future", "progress", "goal" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, the impact of general economic conditions on consumer confidence and demand for our customers’ products, performance of our systems, the impact of the COVID-19 outbreak and measures taken to contain it on us, our suppliers, the global economy and financial markets, the impact of the Russian military actions in the Ukraine and measures taken in response on the global economy and global financial markets and other factors that may impact ASML’s financial results, including customer demand and ASML’s ability to obtain parts and components for its products and otherwise meet demand, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, production capacity and our ability to increase capacity to meet demand, the impact of inflation, the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, supply chain capacity and constraints and logistics and constraints on our ability to produce systems to meet demand, trends in the semi-conductor industry, the impact of inflation, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, availability of raw materials, critical manufacturing equipment and qualified employees, trade environment, import/export and national security regulations and orders and their impact on us, changes in exchange and tax rates, available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2021 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.
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